UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS (1) AND (6) OF THE MINUTES OF THE 266TH BOARD OF DIRECTORS MEETING HELD ON OCTOBER 28, 2020.

In my capacity as Secretary of the Board of Directors Meeting, I hereby, CERTIFY that items (1) “Election of the Chair and Deputy-Chair of the Board of Directors” and (6) “Corporate Risk Policy” of the Minutes of the 266th Meeting of the Board of Directors of Oi S.A.- In Judicial Reorganization, held on October 28, 2020, at 9:30 a.m., via videoconference, read as follows:

“…regarding item (1) of the Agenda, the Board Members, in special session, unanimously approved (i) Mr. Eleazar de Carvalho Filho to serve another term as Chairman of the Board of Directors, and (ii) Mr. Marcos Grodetzky to serve another term as Deputy-Chair of the Board of Directors; pursuant to article 23 of the Company By-laws, effective retroactively as of October 16, 2020.”

“Moving on to item (6) of the Agenda, Mr. Duilio Novaes submitted a proposal to review the Risk Management Policy and reported on the main proposed changes to the policy. The Board Members unanimously approved the proposal.”

All Board Members attended the meeting, with the following members signing the minutes: Messrs. Eleazar de Carvalho Filho (Chair of the Meeting), Marcos Grodetzky, Marcos Bastos Rocha, Armando Lins Netto, Roger Solé Rafols, Paulino do Rego Barros Jr, Claudia Quintella Woods, Henrique José Fernandes Luz e Maria Helena dos Santos F. Santana.

Rio de Janeiro, October 28, 2020.

Jose Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer